[GLEN BURNIE BANCORP LETTERHEAD]

November 19, 2009

Via EDGAR and FEDEX

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Glen Burnie Bancorp (the “Company”) Form 10-K for the Fiscal Year ended December 31, 2008 Form 10-Q for the Quarter ended September 30, 2009 File No. 000-24047

Dear Mr. West:

I am writing to you in response to your letter of November 4, 2009 regarding the referenced file number.  Below are the Company’s responses to the comments raised.

Form 10-K for the Fiscal Year Ended December 31, 2008

Independent Accountants Report, page F-1

1.           While the Report of the Company’s Independent Registered Public Accounting Firm on the Company’s audited financial statements for the fiscal year ended December 31, 2009 was manually executed, the signature was mistakenly omitted from the report included in the December 31, 2008 Form 10-K.  The Company has filed, via EDGAR, an amended Form 10-K which includes the signature.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements – Note 5 – Fair Value, page 9

2.           We note your comment and will revise future filings to provide the disclosures required by ASC 320-10-50.  We supplementally advise the staff that the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2009 are as follows:

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
November 19, 2009

SEPTEMBER 30,2009
UNREALIZED LOSS POSITION
	LESS THAN 12 MONTHS		LESS THAN 12 MONTHS		TOTAL

	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS	FAIR VALUE	UNREALIZED LOSS

STATE AND MUNICIPAL	370,732.50	1,030.49	4,502,697.10	284,913.25	4,873,429.60	285,943.74
CORPORATE TRUST PREFERRED	0.00	0.00	35,374.74	1,139,200.39	35,374.74	1,139,200.39
MORTGAGE BACKED	6,427,236.83	44,949.81	0.00	0.00	6,427,236.83	44,949.81
	6,797,969.33	45,980.30	4,538,071.84	1,424,113.64	11,336,041.17	1,470,093.94

In the first quarter of 2009, the Bank wrote down $30,000 on the value of a Trust Preferred security held by the Bank due to a default by one of the financial institutions in the Trust Preferred pool.  This other-than-temporary impairment was reflected as a charge to income in the first quarter of 2009.  The write down represented 2.4% of the initial investment in these securities.

Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.  In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of the Company to retain it’s investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

On September 30, 2009 the Bank held 13 investment securities having continuous unrealized loss positions of more than 12 months.  Management has determined that all unrealized losses are either due to increases in market interest rates over the yields available at the time the underlying securities were purchased, current call features that are nearing, and the effect the sub-prime market has had on all mortgage-backed securities.  The Bank has no mortgage-backed securities collateralized by sub-prime mortgages.  The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline.  Management does not believe that any of the securities are impaired due to reasons of credit quality.  Management also does not have the desire to sell these securities in the near term.  Accordingly, as of September 30, 2009, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company’s consolidated income statement.

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
November 19, 2009

General

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

GLEN BURNIE BANCORP

        /s/  John E. Porter
John E. Porter
Chief Financial Officer

cc:	Mr. Michael G. Livingston Chief Executive Officer Marc Thomas, Staff Accountant